SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15A-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1.         Announcement of Scottish Power plc, regarding first quarter financial results to June 30, 2004.

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: August 12, 2004	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary

SCOTTISH POWER plc

2004/05 1st QUARTER RESULTS to 30 June 2004

Highlights

•	Financial performance

•	Profits from our UK businesses increased substantially

•	Improving performance by PacifiCorp begins to offset slow start

•	Earnings per share* of 7.9 pence, down 2%

•	Dividend per share of 4.95 pence for the quarter, up 4%

•	Outlook for the year unchanged

•	Improving operational performance

•	UK customer numbers up 250,000 to 4.5 million

•	PacifiCorp named best for US commercial and industrial customer satisfaction

•	Further group cost savings of £8 million

•	Investing for growth

•	£320 million purchase of 800 MW Damhead Creek CCGT plant

•	Further £80 million invested for growth

Full Year		Quarter 1
2003/04	£ million	2004/05	2003/04
5,797	Turnover	1,481	1,245
1,023	Operating profit	220	233
1,151	Operating profit excluding goodwill	250	266
792	Profit before tax	170	171
920	Profit before tax excluding goodwill	200	204
29.4	Earnings per share (pence)	6.3	6.3
36.4	Earnings per share excluding goodwill (pence)	7.9	8.1
20.50	Dividends per share (pence)	4.95	4.75

Note: Items marked * are excluding goodwill amortisation. ScottishPower assesses the performance of its businesses by adjusting UK GAAP statutory results to exclude items it considers to be non-recurring or non-operational. In the periods reviewed, goodwill amortisation has been excluded. We have, therefore, focused our presentation of business performance on the results excluding goodwill amortisation.

Ian Russell, ScottishPower Chief Executive, said:

“This year has started well albeit less strongly than the first quarter of last year. In the UK we gained 250,000 more customers to lift our total to 4.5 million and bought the modern Damhead Creek gas plant at an attractive price to help meet growth in demand. After a slow start, PacifiCorp’s performance improved later in the quarter. We have continued to invest for future growth and have invested a total £522 million of this year’s planned £1.5 billion spend to deliver a range of attractive returns. Recent trading for the group has been in line with our expectations and our outlook for the year remains unchanged.”

CHIEF EXECUTIVE’S REVIEW

I believe this quarter’s performance had several strong aspects, although our earnings per share* for the quarter were 2% lower than last year. In the UK Division, profit increased substantially reflecting improved margins and customer growth. We won a further 250,000 customers in the quarter (750,000 in the last 12 months), taking our customer base to 4.5 million. We acquired the 800 MW Damhead Creek CCGT power station for £320 million, which supports our growth in customer numbers.

Profits in PacifiCorp were, as anticipated, lower in the period. Last year we enjoyed a very strong first quarter due to unusually hot weather and good plant availability. This year we had milder weather than usual in April and May and reduced plant availability. However, performance improved as the quarter progressed and PacifiCorp remains committed to achieving $1billion EBIT in 2004/05.

The Distribution Price Control Review is progressing on schedule, Ofgem having published its statement at the end of June. We continue to argue strongly for higher allowed rates of return and capital expenditure allowances sufficient to meet customer quality of supply expectations and the long-term need for network reliability.

We continued to make good progress with the growth of our gas storage business in the US and UK. Development work is underway on the Waha project in Texas and we received Government approval for the Byley development in England.

INVESTING FOR GROWTH

Our net capital investment for the quarter was £522 million, of which £122 million (23%) was invested refurbishing our existing asset base and £400 million (77%) was invested in growth projects including the £320 million acquisition of the 800 MW Damhead Creek CCGT power plant in Kent.

In PacifiCorp, net investment in assets was £109 million, with £47 million (43%) invested for organic growth. Of this, £23 million was spent on new generation, primarily on our 525 MW Currant Creek plant in Utah, with construction on target for commercial operations to commence in summer 2005. We also invested £24 million in new connections and network reinforcement, including our ongoing major network expansion project along the Wasatch Front in Utah, which now totals 1,046 MVA of capacity to date.

In our Infrastructure Division, net investment in assets was £57 million, with £18 million (32%) of this invested for organic growth. Included in this investment were new windfarm and customer connections, and initiatives which form part of the proposals outlined in the Renewable Energy Transmission Study (“RETS”) project. We announced in June 2004, that we aim to invest £400 million to upgrade or construct high-voltage transmission lines in Scotland to meet the Scottish Executive’s 2010 renewable energy target.

In our UK Division, net investment in assets was £353 million, of which £334 million (95%) was invested for growth. This included the £320 million acquisition of the 800 MW Damhead Creek CCGT power plant. This modern and efficient natural gas plant with high thermal efficiency, favourable transmission location and station life is already contributing to profit. With an expected internal rate of return substantially above our target hurdle rates, Damhead Creek is expected to provide an excellent return on invested capital. Other organic growth projects included the Black Law windfarm and the Byley gas store.

PPM’s net investment in assets was £3 million for the quarter, including expenditure on the Klamath Falls peaking generation plant and Waha gas storage expansion. PPM’s wind activities continue to focus on building a pipeline of projects, totalling 8,000 MW, to develop once the federal production tax credit is renewed.

Including the investment in Damhead Creek, we currently forecast investing approximately £1.5 billion in the year to March 2005, in generation, networks and gas storage, all of which will deliver a range of attractive returns, some 60% of which is expected to be invested for growth.

OPERATIONAL PERFORMANCE

PacifiCorp

PacifiCorp’s operating profit, excluding goodwill amortisation, was £117 million for the quarter compared to £169 million ($198 million compared to $258 million), down £33 million against the same period last year before the adverse effect of the weaker US dollar of £19 million. This year’s first quarter started less strongly than our expectations, as reported in the preliminary results in May, arising from a combination of milder weather impacting on residential demand, lower hydro resource and lower thermal plant availability. In contrast, last year’s first quarter benefited from higher than expected retail revenues due to favourable weather conditions and improved thermal plant generation. With a return to more normal weather conditions and thermal generation plant operating at higher levels, business performance improved in the second half of the quarter. Rate recoveries, other revenue increases and cost efficiency savings offset higher net costs arising mainly from employee related and maintenance expenditure. PacifiCorp remains committed to achieving $1 billion EBIT (earnings before interest and tax, excluding goodwill amortisation) in 2004/05.

In July, PacifiCorp was named best for overall customer satisfaction in a nation-wide survey of commercial and industrial electricity customers by TQS Research, an improvement from third-place last year.

Of the annualised rate increases awarded last year, more than $92 million is contributing to the current financial year. This will help offset the $44 million reduction in deferred power cost recoveries, which are expected to be approximately $47 million and $13 million per year for this year and next year respectively. In June, the Idaho Public Utilities Commission approved a rate settlement worth approximately $4 million. In July, a request was filed with the Wyoming Public Service Commission to pass on approximately $12 million of increased costs associated with net power purchases.

On 4 August, PacifiCorp filed a general rate case request with the Utah Public Service Commission for approximately $111 million related to operating cost increases and recovery of investments that support Utah’s growing demand and the need for enhanced network reliability. The filing, which includes a request for a future test year, represents a 9.6% increase in rates and a requested return on equity of 11.125%. The case is expected to be resolved by April 2005.

Infrastructure Division

Infrastructure Division increased operating profit by £11 million to £101 million primarily through increased regulated revenues, a favourable change in the mix of capital and revenue activities and lower net costs in the quarter. Property gains were £6 million lower than the first quarter of last year, however a rebate of £6 million was received in the quarter from the National Grid Company, resulting from a change in their charging methodology.

The Distribution Price Control Review is progressing on schedule, Ofgem having published its statement at the end of June. A further update is expected in September and final proposals in

November. We continue to press Ofgem for higher allowed rates of return and capital expenditure allowances sufficient to meet customer quality of supply expectations and the long-term need for network reliability.

UK Division

Our customer success story continued. Having gained 750,000 customers in the last 12 months, of which 250,000 were won in the first three months of this year, the total number of UK customers at the end of June 2004 was 4.5 million. Operating profit, excluding goodwill amortisation, increased substantially to £24 million, an improvement of £22 million. Electricity and gas margins improved due to continued customer growth, higher prices and the first contribution from Damhead Creek. These gains were partly offset by higher net costs to support customer growth and our energy efficiency commitments.

In respect of our Longannet and Cockenzie power plants, we have decided to opt out of the Large Combustion Plant Directive (“LCPD”), effective from January 2008, and not invest in flue gas de-sulphurisation equipment as we do not currently believe this would provide a good return for shareholders. Our coal plant will continue to play a significant role within our generation portfolio for many years to come. The LCPD provides opted-out plant with 20,000 running hours of operations from 2008. We will therefore continue to invest in these assets to improve their flexibility and performance.

PPM

PPM continues to build on its impressive growth record. Operating profit, excluding goodwill amortisation, rose by £3 million ($5 million) to £8 million ($14 million) mainly from increased volumes from new wind generation resources, much of which commenced in December 2003. Increased contribution from gas storage and the Klamath generation facility partly offset a reduction in energy management profitability and higher operating costs including depreciation.

Development work is underway on PPM’s 7 BCF Waha gas storage and hub services project in west Texas. This facility is expected to cost approximately $74 million and will be developed in several phases over the next six years, with the first 2.4 BCF commissioned in 2006. Other potential gas storage projects under review include acquisition and internal development projects in the Gulf Coast that would add to PPM’s 67 BCF of capacity under control.

Responsible for almost a third of new wind developments in the US in 2003, PPM has received final permit approval for two new windfarm sites in Minnesota and Oregon. These new windfarm developments are expected to start when the US Production Tax Credit is passed by Congress, currently anticipated either later in the year or early in calendar 2005.

FINANCIAL REVIEW

ScottishPower employs a financial hedging strategy which continues to mitigate the impact on earnings of the weaker US dollar and we expect this benefit to continue for the full year to March 2005 with an expected hedge translation rate in the range $1.50 - $1.55.

Group turnover to June 2004 increased by £236 million to £1,481 million. The weaker US dollar reduced sterling revenues of PacifiCorp and PPM by £69 million, which is mitigated by our hedging strategy at an earnings level. PacifiCorp’s dollar turnover increased marginally, primarily due to rate increases in retail revenue partially offset by reduced recoveries of deferred power costs. Infrastructure Division’s turnover increased by 9% due to higher regulated revenues. The UK Division’s turnover increased by 44% mainly as a result of revenues from energy balancing activities, improved retail electricity and gas sales reflecting the increased customer base and higher prices, and the inclusion of Damhead Creek turnover for the first time. PPM’s turnover was higher by £70 million (103%) due to increased energy management revenues from optimisation of storage assets and sales of natural gas; and added revenues from new wind facilities and increased production at Stateline.

Group operating profit reduced by £13 million in the quarter, and, excluding goodwill amortisation, was lower by £16 million at £250 million. As previously discussed, PacifiCorp started the year less strongly, with operating profit, excluding goodwill amortisation, lower by £52 million. However, significant operating profit improvements were delivered by Infrastructure, UK Division and PPM of £11 million, £22 million and £3 million, respectively.

The net interest charge reduced by £12 million to £50 million in the quarter, including the translation benefit from the weaker US dollar and the benefit to interest from our dollar balance sheet hedging strategy.

Profit before tax was £170 million, in line with last year. Excluding goodwill amortisation, profit before tax reduced by £4 million to £200 million due to the impact of PacifiCorp’s results, substantially offset by operating profit improvements in our other businesses and lower interest charges.

In line with last year’s results, the effective rate of tax, excluding goodwill amortisation, has remained at 27%. The tax rate benefits from the release of provisions relating to prior years following agreement of specific items with tax authorities, the group’s financing arrangements and tax credits from US wind generation. The effective rate of tax on profit before tax was 32%, in line with the equivalent period last year. Earnings per share improved by 0.03 pence to 6.29 pence for the quarter. Excluding goodwill amortisation, earnings per share reduced by 0.15 pence to 7.93 pence.

Cash flows from operating activities reduced by £160 million to £136 million for the quarter, mainly due to lower operating profit in PacifiCorp, and an increase in working capital including higher gas stocks in PPM and higher coal stocks in UK Division which will benefit performance later in the year. Interest, tax and dividend payments totalled £188 million. Other net inflows which impact net debt, other than net investment in assets and acquisitions, were £50 million, mainly as a result of a £68 million cash receipt arising on the maturing of cross-currency swaps. Net capital investment cash spend including Damhead Creek was £528 million. After the £35 million adverse effect of foreign exchange and other non-cash movements, net debt at 30 June 2004 was £4,289 million, £565 million higher than at 31 March 2004. Gearing (net debt/equity shareholders’ funds) was 91%, compared to 79% as at 31 March 2004. The group remains committed to maintaining its A- credit rating for its principal operating subsidiaries.

The group’s net investment was £522 million in the quarter, with growth expenditure totalling £400 million and £122 million invested in refurbishment. In PacifiCorp, £62 million was spent on generation plant refurbishment and overhauls, network reinforcement and replacement and on hydro relicensing, mining and information technology projects. In Infrastructure Division, £39 million was primarily spent on refurbishing the network and included equipment replacement and modernisation programmes. Within the UK Division, other capital investment of £19 million included spend on generation plant overhauls and ongoing refurbishment projects at our hydro stations which will allow the capture of Renewables Obligation Certificates. In PPM other capital expenditure of £2 million was primarily spent on enhanced pollution control at the Klamath Falls peaking plant.

The dividend for the first quarter of 2004/05 will be 4.95 pence per share, an increase of 4.2% on the prior year, payable on 28 September 2004. The ADS dividend rate will be confirmed in a separate announcement today. The dividend for each of the first three quarters of 2004/05 is set at 4.95 pence per share with the balance of the total dividend to be set in the fourth quarter. We remain committed to our aim to grow dividends broadly in line with earnings.

We remain on track to commence reporting our consolidated Accounts in accordance with International Financial Reporting Standards with effect from 1 April 2005.

INVESTOR TIMETABLE

Key investor dates going forward are as follows:

18 August 2004	Shares go ex-dividend for the first quarter
20 August 2004	Last date for registering transfers to receive the first quarter dividend
28 September 2004	First quarter dividend payable
10 November 2004	Announcement of results for the second quarter and half year ending 30 September 2004

Safe Harbor

Some statements contained herein are forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words “may”, “will”, “expect”, “anticipate”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words are also forward looking. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers, and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

•	any regulatory changes (including changes in environmental regulations) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

•	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

•	the availability of acceptable fuel at favorable prices;

•	the availability of operational capacity of plants;

•	weather and weather related impacts;

•	the success of reorganizational and cost-saving efforts; and

•	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

Further Information:

Bob Hess	Vice President of Investor Relations	0141 636 4527
David Ross	Investor Relations Manager	0141 566 4853
Colin McSeveny	Group Media Relations Manager	0141 636 4515

Group Profit and Loss Account

for the three months ended 30 June 2004

	Notes	Three months ended 30 June
		2004 £m	2003 £m
Turnover: group and share of joint ventures and associates		1,492.8	1,252.7
Less: share of turnover in joint ventures		(11.2)	(7.1)
Less: share of turnover in associates		(0.3)	(0.2)

Group turnover	2	1,481.3	1,245.4
Cost of sales		(962.4)	(741.7)

Gross profit		518.9	503.7
Transmission and distribution costs		(148.9)	(122.8)
Administrative expenses (including goodwill amortisation)		(156.3)	(156.8)
Other operating income		6.2	8.4

Operating profit before goodwill amortisation		249.9	265.8
Goodwill amortisation		(30.0)	(33.3)

Operating profit	2	219.9	232.5
Share of operating profit /(loss) in joint ventures		0.2	(0.1)
Share of operating profit in associates		0.2	0.1

Profit on ordinary activities before interest		220.3	232.5
Net interest and similar charges
- Group		(48.2)	(60.5)
- Joint ventures		(1.7)	(1.3)

		(49.9)	(61.8)

Profit on ordinary activities before goodwill amortisation and taxation		200.4	204.0
Goodwill amortisation		(30.0)	(33.3)

Profit on ordinary activities before taxation		170.4	170.7
Taxation	3	(54.1)	(55.1)

Profit after taxation		116.3	115.6
Minority interests (including non-equity)		(1.0)	(1.0)

Profit for the period		115.3	114.6
Dividends	5	(91.1)	(87.5)

Profit retained		24.2	27.1

Earnings per ordinary share	4	6.29p	6.26p
Adjusting item – goodwill amortisation		1.64p	1.82p

Earnings per ordinary share before goodwill amortisation	4	7.93p	8.08p

Diluted earnings per ordinary share	4	6.12p	6.25p
Adjusting item – goodwill amortisation		1.56p	1.81p

Diluted earnings per ordinary share before goodwill amortisation	4	7.68p	8.06p

Dividend per ordinary share	5	4.95p	4.75p

The above results relate to continuing operations.

The Notes on pages X to X form part of these Accounts.

Group Cash Flow Statement

for the three months ended 30 June 2004

	Three months ended 30 June
	2004 £m	2003 (As restated - Note 1) £m
Cash inflow from operating activities	135.6	295.4
Returns on investments and servicing of finance	(56.4)	(76.4)
Taxation	(18.2)	(48.3)

Free cash flow	61.0	170.7
Capital expenditure and financial investment	(208.2)	(168.7)

Cash flow before acquisitions and disposals	(147.2)	2.0
Acquisitions and disposals	(319.4)	(1.3)
Equity dividends paid	(112.9)	(132.2)

Cash outflow before use of liquid resources and financing	(579.5)	(131.5)
Management of liquid resources	131.5	(8.9)
Financing
- Issue of ordinary share capital	9.5	2.8
- Redemption of preferred stock of PacifiCorp	(4.1)	(4.6)
- Maturity of cross-currency swaps	67.7	—
- Net purchase of own shares held under trust	(23.5)	(25.9)
- Increase in debt	31.4	144.0

	81.0	116.3

Decrease in cash in period	(367.0)	(24.1)

Free cash flow represents cash flow from operating activities after adjusting for returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Debt

for the three months ended 30 June 2004

	Three months ended 30 June
	2004 £m	2003 £m
Decrease in cash in period	(367.0)	(24.1)
Cash inflow from increase in debt	(31.4)	(144.0)
Cash (inflow)/outflow from movement in liquid resources	(131.5)	8.9

Change in net debt resulting from cash flows	(529.9)	(159.2)
Foreign exchange movement	(31.9)	104.0
Other non-cash movements	(3.2)	(2.2)

Movement in net debt in period	(565.0)	(57.4)
Net debt at end of previous period	(3,724.5)	(4,321.0)

Net debt at end of period	(4,289.5)	(4,378.4)

The Notes on pages X to X form part of these Accounts.

Group Balance Sheet

as at 30 June 2004

	Notes	30 June 2004 £m	30 June 2003 (As restated - Note 1) £m	31 March 2004 £m
Fixed assets
Intangible assets		1,900.6	2,156.1	1,855.9
Tangible assets		9,237.2	8,920.0	8,756.6
Investments
- Investments in joint ventures:
Share of gross assets		170.8	109.6	180.8
Share of gross liabilities		(147.7)	(109.5)	(157.3)

		23.1	0.1	23.5
- Loans to joint ventures		42.3	39.6	38.8

		65.4	39.7	62.3
- Investments in associates		2.8	2.9	2.7
- Other investments		126.6	145.9	129.8

		194.8	188.5	194.8

		11,332.6	11,264.6	10,807.3

Current assets
Stocks		306.8	201.4	185.5
Debtors
- Gross debtors		1,452.3	1,689.7	1,576.2
- Less non-recourse financing		(108.5)	(140.8)	(109.5)

		1,343.8	1,548.9	1,466.7
Short-term bank and other deposits		844.4	698.8	1,347.3

		2,495.0	2,449.1	2,999.5

Creditors: amounts falling due within one year
Loans and other borrowings		(548.4)	(376.0)	(410.7)
Other creditors		(1,551.2)	(1,566.9)	(1,658.7)

		(2,099.6)	(1,942.9)	(2,069.4)

Net current assets		395.4	506.2	930.1

Total assets less current liabilities		11,728.0	11,770.8	11,737.4
Creditors: amounts falling due after more than one year Loans and other borrowings (including convertible bonds)		(4,585.5)	(4,701.2)	(4,661.1)
Provisions for liabilities and charges
- Deferred tax		(1,267.9)	(1,290.1)	(1,242.2)
- Other provisions		(527.7)	(605.0)	(504.5)

		(1,795.6)	(1,895.1)	(1,746.7)
Deferred income		(584.5)	(567.6)	(577.8)

Net assets	2	4,762.4	4,606.9	4,751.8

Called up share capital		931.1	928.3	929.8
Share premium		2,283.9	2,266.9	2,275.7
Revaluation reserve		41.2	43.1	41.6
Capital redemption reserve		18.3	18.3	18.3
Merger reserve		406.4	406.4	406.4
Profit and loss account		1,023.9	878.0	1,019.1

Equity shareholders’ funds		4,704.8	4,541.0	4,690.9
Minority interests (including non-equity)		57.6	65.9	60.9

Capital employed		4,762.4	4,606.9	4,751.8

Net asset value per ordinary share	4	256.4p	248.4p	256.2p

The Notes on pages X to X form part of these Accounts.

Approved by the Board on 12 August 2004 and signed on its behalf by

Charles Miller Smith	David Nish
Chairman	Finance Director

Notes to the Quarterly Accounts

for the three months ended 30 June 2004

1 Basis of preparation

(a) These quarterly Accounts have been prepared on the basis of accounting policies consistent with those set out in the Accounts for the year ended 31 March 2004.

(b) The quarterly Accounts are unaudited but have been formally reviewed by the auditors and their report to the company is set out on page X. The information shown for the year ended 31 March 2004 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2004 filed with the Registrar of Companies. The report of the auditors on these Accounts was unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

(c) The group implemented UITF Abstract 38 ‘Accounting for ESOP trusts’ (“UITF 38”) in the financial year ended 31 March 2004. UITF 38 requires own shares held under trust to be deducted in arriving at shareholders’ funds. Previously own shares held under trust were presented as fixed asset investments. Consequential adjustments were also made to Other creditors and Other provisions. Comparative figures for the three month period to 30 June 2003 have been restated in the Balance Sheet, Cash Flow Statement and related Notes.

The effect of UITF 38 on the group’s previously reported net assets is as follows:

	As at 30 June 2003
	Fixed asset investments £m	Other creditors £m	Other provisions £m	Net assets £m
As previously reported	311.5	1,576.5	611.1	4,714.2
Effect of implementing new accounting policy	(123.0)	(9.6)	(6.1)	(107.3)

As restated	188.5	1,566.9	605.0	4,606.9

(d) The relevant exchange rates applied in the preparation of these quarterly Accounts were $1.81/£ (average rate for the three month period to 30 June 2004), $1.81/£ (closing rate as at 30 June 2004), $1.62/£ (average rate for the three month period to 30 June 2003), $1.65/£ (closing rate as at 30 June 2003) and $1.84/£ (closing rate as at 31 March 2004).

2 Segmental information

(a) Turnover by segment

	Notes	Three months ended 30 June
		Total turnover		Inter-segment turnover		External turnover
		2004 £m	2003 £m	2004 £m	2003 £m	2004 £m	2003 £m
United Kingdom
UK Division – Integrated Generation and Supply	(i)	727.1	508.8	(6.7)	(7.9)	720.4	500.9
Infrastructure Division – Power Systems		168.9	160.7	(82.1)	(80.7)	86.8	80.0

United Kingdom total						807.2	580.9

United States
PacifiCorp		537.4	597.1	(1.2)	(0.6)	536.2	596.5
PPM		140.3	70.6	(2.4)	(2.6)	137.9	68.0

United States total						674.1	664.5

Total	(ii)					1,481.3	1,245.4

(b) Operating profit by segment

	Note	Three months ended 30 June
		Before goodwill amorti -sation 2004 £m	Goodwilll amorti -sation 2004 £m	2004 £m	Before goodwill amorti -sation 2003 £m	Goodwill amorti -sation 2003 £m	2003 £m
United Kingdom
UK Division – Integrated Generation and Supply	(i)	23.6	(1.2)	22.4	2.1	(1.2)	0.9
Infrastructure Division – Power Systems		101.1	—	101.1	90.0	—	90.0

United Kingdom total		124.7	(1.2)	123.5	92.1	(1.2)	90.9

United States
PacifiCorp		116.7	(28.6)	88.1	168.5	(32.0)	136.5
PPM		8.5	(0.2)	8.3	5.2	(0.1)	5.1

United States total		125.2	(28.8)	96.4	173.7	(32.1)	141.6

Total		249.9	(30.0)	219.9	265.8	(33.3)	232.5

(i)	UK Division – Integrated Generation and Supply completed the acquisition of the Damhead Creek CCGT power plant and associated contracts on 1 June 2004. The results of the acquired business in the period from acquisition are not material to the group’s turnover and profit for the period.
(ii)	In the segmental analysis turnover is shown by geographical origin. Turnover analysed by geographical destination is not materially different.

(c) Net assets by segment

	Note		30 June 2004 £m	30 June 2003 (As restated - Note 1) £m	31 March 2004 £m
United Kingdom
UK Division – Integrated Generation and Supply			1,376.6	894.3	1,022.5
Infrastructure Division – Power Systems			2,365.7	2,216.9	2,337.4

United Kingdom total			3,742.3	3,111.2	3,359.9

United States
PacifiCorp			6,104.5	6,554.3	5,935.8
PPM			555.9	416.5	439.0

United States total			6,660.4	6,970.8	6,374.8

Total			10,402.7	10,082.0	9,734.7

Unallocated net liabilities	(i	)	(5,640.3)	(5,475.1)	(4,982.9)

Total			4,762.4	4,606.9	4,751.8

(i)	Unallocated net liabilities include net debt, dividends payable, tax liabilities and investments.

3 Taxation

The charge for taxation, including deferred tax, for the three months ended 30 June 2004 reflects the anticipated effective rate for the year ending 31 March 2005 of 27% (year ended 31 March 2004 27%) on the profit before goodwill amortisation and taxation as detailed below:

	Three months ended 30 June
	2004 £m	2003 £m
Profit on ordinary activities before taxation	170.4	170.7
Adjusting item – goodwill amortisation	30.0	33.3

Profit on ordinary activities before goodwill amortisation and taxation	200.4	204.0

4 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for both periods by dividing the profit for the period by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 30 June
	2004	2003
Basic earnings per share
Profit for the period (£ million)	115.3	114.6
Weighted average share capital (number of shares, million)	1,831.8	1,830.5

Diluted earnings per share
Profit for the period (£ million)	118.2	114.6
Weighted average share capital (number of shares, million)	1,929.8	1,834.3

The difference between the basic and the diluted weighted average share capital is wholly attributable to outstanding share options and shares held in trust for the group’s employee share schemes and the convertible bonds.

(b) The calculation of earnings per ordinary share, on a basis which excludes goodwill amortisation, is based on the following adjusted earnings:

	Three months ended 30 June
	2004 £m	2003 £m
Profit for the period	115.3	114.6
Adjusting item – goodwill amortisation	30.0	33.3

Adjusted earnings	145.3	147.9

ScottishPower assesses the performance of the group by adjusting earnings per share, calculated in accordance with FRS 14, to exclude items it considers to be non-recurring or non-operational in nature and believes that the exclusion of such items provides a better comparison of business performance. Consequently, an adjusted earnings per share figure is presented for both periods.

(c) Net asset value per ordinary share has been calculated based on net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial periods:

	30 June 2004	30 June 2003 (As restated - Note 1)	31 March 2004
Net assets (as adjusted) (£ million)	4,704.8	4,541.0	4,690.9
Number of ordinary shares in issue at the period end (as adjusted)(number of shares, million)	1,834.9	1,828.3	1,830.6

5 Dividends per ordinary share

The first interim dividend of 4.95 pence per ordinary share is payable on 28 September 2004 to shareholders on the register at 20 August 2004. A first interim dividend of 4.75 pence per share was declared in respect of the three months ended 30 June 2003.

6 Statement of total recognised gains and losses

	Three months ended 30 June
	2004 £m	2003 £m
Profit for the period	115.3	114.6
Exchange movement on translation of overseas results and net assets	46.1	(152.4)
Translation differences on foreign currency hedging	(44.3)	132.5

Total recognised gains and losses for the period	117.1	94.7

7 Summary of differences between UK and US Generally Accepted Accounting Principles (‘GAAP’)

The consolidated Accounts of the group are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders’ funds are set out in the tables below.

(a) Reconciliation of profit for the financial period to US GAAP:

	Three months ended 30 June
	2004 £m	2003 £m
Profit for the financial period under UK GAAP	115.3	114.6
US GAAP adjustments:
Amortisation of goodwill	30.0	33.3
US regulatory net assets	(9.2)	(21.4)
Pensions	1.8	4.9
Depreciation on revaluation uplift	0.4	0.4
Decommissioning and mine reclamation liabilities	(2.6)	(2.3)
PacifiCorp Transition Plan costs	(2.1)	(14.6)
FAS 133	106.6	36.6
Other	(1.5)	8.6

	238.7	160.1
Deferred tax effect of US GAAP adjustments	(18.3)	11.5

Profit for the period under US GAAP before cumulative adjustment for FAS 143	220.4	171.6
Cumulative adjustment for FAS 143	—	(0.6)

Profit for the period under US GAAP	220.4	171.0

Earnings per share under US GAAP	12.03p	9.34p

Diluted earnings per share under US GAAP	10.99p	9.32p

The adjustment described as ‘FAS 133’ comprises FAS 133 and subsequent revising standards, FAS 138 and FAS 149, together with guidance issued by the Derivatives Implementation Group (‘DIG’).

The cumulative adjustment to the profit under US GAAP for the three months ended 30 June 2003 of £(0.6) million (net of tax) represented the cumulative effect on US GAAP earnings of adopting FAS 143 ‘Accounting for Asset Retirement Obligations’ effective from 1 April 2003.

(b) Effect on equity shareholders’ funds of differences between UK GAAP and US GAAP:

	30 June 2004 £m	30 June 2003 (As restated - Note 1) £m	31 March 2004 £m
Equity shareholders’ funds under UK GAAP	4,704.8	4,541.0	4,690.9
US GAAP adjustments:
Goodwill	572.3	572.3	572.3
Business combinations	(198.6)	(217.3)	(196.1)
Amortisation of goodwill	182.9	77.9	150.0
US regulatory net assets	685.5	963.0	724.7
Pensions	(18.9)	(400.8)	(18.9)
Dividends	91.1	87.5	112.9
Revaluation of fixed assets	(54.0)	(54.0)	(54.0)
Depreciation on revaluation uplift	12.8	10.9	12.4
Decommissioning and mine reclamation liabilities	(17.9)	(4.6)	(14.9)
PacifiCorp Transition Plan costs	20.4	39.4	22.2
FAS 133	164.3	(61.7)	2.2
ESOP shares held in trust	—	77.5	—
Other	(13.1)	0.1	(12.9)
Deferred tax:
Effect of US GAAP adjustments	(306.1)	(137.3)	(275.0)
Effect of differences in methodology	5.8	(26.7)	14.5

Equity shareholders’ funds under US GAAP	5,831.3	5,467.2	5,730.3

The FAS 133 adjustment represents the difference between accounting for derivatives under UK and US GAAP. FAS 133 requires all derivatives, as defined by the standard, to be marked to market value, except those which qualify for specific exemption under the standard or associated DIG guidance, for example those defined as normal purchases and normal sales. The derivatives which are marked to market value in accordance with FAS 133 include only certain of the group’s commercial contractual arrangements as many of these arrangements are outside the scope of FAS 133. In addition, the effect of these changes in the fair value of certain long-term contracts entered into to hedge PacifiCorp’s future retail energy resource requirements, which are being marked to market value in accordance with FAS 133, are subject to regulation in the US and are therefore deferred as regulatory assets or liabilities pursuant to FAS 71 ‘Accounting for the Effects of Certain Types of Regulation’. The FAS 133 adjustment included within equity shareholders’ funds at 30 June 2004 of £164.3 million includes a net liability of £196.4 million which is subject to regulation and is therefore offset by a US regulatory asset of £196.4 million included within ‘US regulatory net assets’ above.

8 Acquisition

On 1 June 2004, ScottishPower completed the acquisition of the 800 MW Damhead Creek CCGT power plant and associated contracts, including the benefit of a long-term gas supply agreement, from its creditor banks for a cash consideration of £313 million excluding expenses. Provisional fair values have been attributed to the assets and liabilities acquired. No goodwill is required to be recognised in respect of the acquisition.

9 Contingent liabilities

There have been no material changes to the group’s contingent liabilities disclosed in the 2003/04 Annual Report and Accounts.

Independent Review Report

To Scottish Power plc

Introduction

We have been instructed by the company to review the financial information, contained in the quarterly report, which comprises the Group Profit and Loss Account, the Group Cash Flow Statement, the Reconciliation of Net Cash Flow to Movement in Net Debt, the Group Balance Sheet and the related notes. We have read the other information contained in the quarterly report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities

The quarterly report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the quarterly figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquires of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Finanical Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended 30 June 2004.

PricewaterhouseCoopers LLP

Chartered Accountants

Glasgow

12 August 2004